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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 39947

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2004 (MM/DD/YY) AND ENDING 10/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PUTNAM LOVELL NBF SECURITIES INC.

OFFICIAL USE ONLY
22698
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 East 55th Street
(No. and Street)

New York, New York (City) (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Alain Legris (514) 879-5380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE
(Name – *if individual, state last, first, middle name*)

1 Place Ville-Marie, Suite 3000, Montreal, Quebec (Address) CANADA (City) (State) H3B 4T9 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alain Legris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PUTNAM LOVELL NBF SECURITIES INC., as of October 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President & Chief Financial Officer

Title

Notary Public



102 631
Catherine Syrard

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUTNAM LOVELL NBF SECURITIES INC. AND SUBSIDIARY

(SEC I.D. No. 8-39947)

Consolidated balance sheet as of October 31, 2005 and independent auditors' report and supplemental report on internal control

Filed pursuant to Rule 17a-5(e)(3) under the *Securities Exchange Act of 1934* as a public document

PUTNAM LOVELL NBF SECURITIES INC. AND SUBSIDIARY
Table of contents

Independent auditors' report 1

Consolidated balance sheet 2

Notes to the consolidated balance sheet 3-8

Supplemental report of independent auditors on internal control 9-11



Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: (514) 393-5321
Fax: (514) 390-4111
www.deloitte.ca

Independent auditors' report

To the Stockholders of
Putnam Lovell NBF Securities Inc.

We have audited the accompanying consolidated balance sheet of Putnam Lovell NBF Securities Inc. and subsidiary (the "Company") as of October 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated balance sheet presents fairly, in all material respects, the financial position of Putnam Lovell NBF Securities Inc. and subsidiary at October 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

December 13, 2005

PUTNAM LOVELL NBF SECURITIES INC. AND SUBSIDIARY
Consolidated balance sheet
(in U.S. dollars)

	October 31, 2005	September 30, 2004
	$	$
Assets		
Cash	**3,814,239**	4,372,226
Short-term investments (Note 3)	**31,309,557**	21,438,702
Deposits	**1,573,162**	2,806,368
Amounts receivable from clients (Note 4)	**6,439,414**	2,839,198
Amounts receivable from brokers and dealers (Notes 4 and 5)	**14,885,184**	3,206,621
Amounts receivable from related parties (Note 5)	**21,476,769**	20,178,149
Amounts receivable - other	**4,957,355**	3,153,452
Income taxes receivable	**4,374,625**	-
Senior note receivable (Note 6)	**280,659**	356,084
Subordinated note receivable (Note 6)	**180,604**	203,945
Investments (Note 7)	**3,000,000**	4,000,000
Investment in an affiliate (Note 8)	**724,500**	711,320
Furniture, equipment and leasehold improvements (Note 9)	**3,691,817**	5,180,977
Deferred income taxes (Note 10)	**20,698,044**	14,691,914
Other assets	**603,903**	475,778
	118,009,832	83,614,734
Liabilities		
Amounts payable to clients (Note 4)	**6,630,871**	3,722,499
Amounts payable to brokers and dealers (Note 4)	**14,693,728**	2,323,320
Amounts payable to related parties (Note 5)	**1,472,389**	1,298,174
Amounts payable - other	**21,086,378**	9,735,952
Income taxes payable (Note 10)	**-**	394,983
Deferred income taxes (Note 10)	**340**	70,917
	43,883,706	17,545,845
Preferred capital stock issued by a subsidiary	**12,405,823**	12,405,823
Stockholder's equity		
Common stock, par value $0.01 per share:		
3,000 shares authorized		
1,000 issued and outstanding	**10**	10
Additional paid-in capital	**136,352,460**	115,065,557
Accumulated deficit	**(74,632,167)**	(61,402,501)
	61,720,303	53,663,066
	118,009,832	83,614,734

See notes to the consolidated balance sheet

Approved by the Board

....Director

....Director

(in U.S. dollars)

1. Description of business

Putnam Lovell NBF Securities Inc. (the "Company") (a Delaware corporation) is a registered broker-dealer under the *Securities Exchange Act of 1934*. The Company provides investment banking services to companies seeking to acquire or divest operations or raise capital.

2. Significant accounting policies

Consolidation principle

The accompanying consolidated balance sheet primarily includes the accounts of the Company and NBF Securities (USA) Corp. ("USA Corp."), a registered broker-dealer under the *Securities Exchange Act of 1934*. All material inter-company balances and transactions have been eliminated in consolidation.

The Company files a non-consolidated statement of financial condition with the National Association of Securities Dealers ("NASD") for its Part II Focus filing purposes. Accordingly, the accounts of USA Corp. are not included in the Focus report filed with the NASD. The assets, liabilities and stockholders' equity of USA Corp. as of October 31, 2005 are as follows:

	October 31, 2005	September 30, 2004
	$	$
Total assets	**39,279,570**	29,953,592
Total liabilities	**12,390,017**	6,707,904
Stockholders' equity	**26,889,553**	23,245,688

Basis of accounting

Customer securities transactions are recorded on a settlement date basis.

Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments in money market instruments with maturities of three months or less.

Investments

Investments are carried at cost. A write-down is recorded when management believes that other-than-temporary impairment exists. Factors considered by the Company in determining whether other-than-temporary impairment exists include the current financial position and operating results of the company invested in and such other factors as may be deemed relevant.

Investments on which the Company has an influence over the operating or financial decisions of the investee are accounted for using the equity method.

The fair value of the investments approximates their carrying amounts presented in the consolidated balance sheet.

2. Significant accounting policies (continued)

Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are recorded at cost and depreciated over their estimated useful lives based on the following methods and annual rates or periods:

Furniture	declining	20%
Computer equipment	straight-line	2 or 3 years
Leasehold improvements	straight-line	terms of leases

Income taxes

The Company uses the asset and liability method of accounting for deferred income taxes. Deferred income taxes are recognized based on the expected tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax value, using the income tax rates in effect for the years in which the difference will reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end exchange rates.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates used in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from those estimates.

3. Short-term investments

The short-term investments consist of U.S. T-bills maturing within the next three months.

4. Amounts receivable from or payable to clients and brokers and dealers

The Company monitors the credit standing of each of the customers and counterparts with which it conducts business. Client trades are settled in cash against delivery of securities.

Institutional client securities transactions with the Company are cleared by National Bank Financial Inc. ("NBFI"), a related company.

Amounts receivable from and payable to clients and brokers and dealers are due by the settlement date of the related trade transactions.

(in U.S. dollars)

5. Related party transactions

At the end of the period, amounts receivable from and payable to related parties are as follows:

	October 31, 2005	September 30, 2004
	$	$
Parent company and NBFI		
Amounts payable to brokers and dealers	**12,259,554**	-
Amounts receivable from brokers and dealers	-	1,589,916
Amounts receivable from related parties	**17,443,261**	19,051,050
Amounts payable to related parties	**546,594**	-
Proctor		
Amounts receivable from related parties	**2,175,000**	-
NBFPEHI		
Amounts payable to related parties	**613,248**	1,298,174
Other related parties		
Amounts receivable from related parties	**1,858,508**	1,127,099
Amounts payable to related parties	**312,547**	-

6. Senior and subordinated notes receivable

The senior and subordinated notes receivable have been recorded at cost less any principal repayments.

The conditions of these instruments are as follows:

	Maturity	Interest rate	Estimated fair value
			$
Senior note receivable	October 6, 2008	Greater of 7.4% or prime plus 1% per annum	271,220
Subordinated note receivable	October 6, 2010	6.5%	165,574

Estimated fair value is calculated based on net present value of cash flows.

Subject to the applicable regulation of the National Association of Securities Dealers, Inc. the Borrower shall pay on an annual basis to the Company, as payment of unpaid principal of the Senior Note, a percentage of its net income, calculated as per the terms of the senior note agreement.

All claims of the Company to principal, interest and any other amounts at any time owed under the subordinated note agreement are subordinated in right of payment to the prior payment in full of all the other Borrower's indebtedness.

(in U.S. dollars)

7. Investments

During the thirteen-month period ended October 31, 2005, the Company recorded a write-down of $1 million on its investment in the redeemable preference shares of Compass Advisors, LLP ("Compass") due to an impairment that was determined by the Company to be other-than-temporary. As of October 31, 2005, the carrying value of the Company's investment in the redeemable preference shares of Compass was $3,000,000 (September 30, 2004 - $4,000,000).

8. Investment in an affiliate

The Company has the following investment in an affiliate which is accounted for using the equity method of accounting:

	October 31, 2005		September 30, 2004	
	Carrying value	**Ownership %**	Carrying value	Ownership %
Piers Klein, LLC	**$724,500**	**23.74%**	$711,320	23.74%

During the thirteen-month period ended October 31, 2005, the Company received an income distribution of $42,765 (September 30, 2004 - nil) from Piers Klein, LLC.

9. Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements consist of the following:

	October 31, 2005	September 30, 2004
	$	$
Furniture and fixtures	**2,205,904**	2,198,642
Computer equipment	**1,511,668**	1,422,336
Leasehold improvements	**8,368,608**	8,181,918
Communication equipment	**167,504**	142,698
Computer software	**374,410**	258,966
Other	**125,560**	125,560
	12,753,654	12,330,120
Accumulated depreciation	**(9,061,837)**	(7,149,143)
	3,691,817	5,180,977

(in U.S. dollars)

10. Income taxes

The Company is included in the consolidated federal income tax return filed by the parent company. The Company is included in a combined state income tax return with the parent company and certain other subsidiaries of the parent company. Federal, state and local taxes have been provided for in these consolidated financial statements based on separate entity income at the effective income tax rate of the Company.

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

As at October 31, 2005, the Company had recorded net deferred tax assets of $23,689,552 (September 30, 2004 - $19,655,410), primarily attributable to temporary differences on unearned commissions of operating losses. A valuation allowance of $2,991,508 (September 30, 2004 - $4,963,496) has been established as at October 31, 2005, to offset the deferred tax assets, as it is not more likely than not that they will be recovered. The valuation allowance as at October 31, 2005 was decreased by $1,971,988 (September 30, 2004 - $6,491,743).

The net operating loss of the current period may be carried forward for ten years in the state of California, and for twenty years in the state of New York as well as for Federal taxation purposes. Federal net operating loss carry forward benefits begin to expire in the year 2020 through 2024.

As at October 31, 2005, the Company had recorded net deferred tax liabilities of $340 (September 30, 2004 - $70,917), primarily attributable to temporary differences on unearned commissions.

(in U.S. dollars)

11. Financial instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned and certain receivables are carried at fair value or contracted amounts, which approximate fair value. Similarly, liabilities are carried at fair value or contracted amounts approximating fair value.

12. Net capital requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the *Securities Exchange Act of 1934,* which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. As at October 31, 2005, the Company had net capital, as defined, of $4,443,788 (September 30, 2004 - $6,153,653), which was $4,193,788 (September 30, 2004 - $5,903,653) in excess of its minimum net capital of $250,000.

13. Contingencies

Under a risk participation agreement, the Company guarantees the principal amount of all outstanding advances under a revolving credit facility of a third party to a maximum of $185,723.

The Company has been named as a defendant in legal matters. In the opinion of management, the ultimate resolution of such matters will not have a material adverse effect on the Company's consolidated balance sheet.

14. Comparative figures

Certain of the prior year's figures have been reclassified to conform to the presentation adopted in the current period.

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3-3

Deloitte.

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: (514) 393-5321
Fax: (514) 390-4111
www.deloitte.ca

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3-3

To the Stockholder of
Putnam Lovell NBF Securities Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Putnam Lovell NBF Securities Inc. and subsidiary (the "Company") for the 13-month period ended October 31, 2005 (on which we issued our report dated December 13, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by rule 17a-5(g)(1) under the *Securities Exchange Act of 1934*, we have made a study of the practices and procedures followed by the Company (including tests of such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "SEC") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal controls or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatement caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the *Securities Exchange Act of 1934* and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the *Securities Exchange Act of 1934* in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



December 13, 2005